Filed pursuant to Rule 424(b)(3)
File No. 333-234420

PROSPECTUS SUPPLEMENT
(To Prospectus dated January 8, 2020
and Prospectus Supplements dated January 24, 2020, March 6, 2020, June 17, 2020, June 22, 2020, July 17, 2020, August 19, 2020, September 15, 2020 and October 15, 2020)
November 19, 2020

OFS Credit Company, Inc.
$25,000,000
Common Stock
This prospectus supplement supplements the prospectus supplement dated October 15, 2020 (the “Eighth Prospectus Supplement”), the prospectus supplement dated September 15, 2020 (the “Seventh Prospectus Supplement”), the prospectus supplement dated August 19, 2020 (the “Sixth Prospectus Supplement”), the prospectus supplement dated July 17, 2020 (the “Fifth Prospectus Supplement”), the prospectus supplement dated June 22, 2020 (the “Fourth Prospectus Supplement”), the prospectus supplement dated June 17, 2020 (the “Third Prospectus Supplement”), the prospectus supplement dated March 6, 2020 (the “Second Prospectus Supplement”), the prospectus supplement dated January 24, 2020 (the “First Prospectus Supplement”) and the accompanying prospectus thereto, dated January 8, 2020 (the “Base Prospectus,” together with the Eighth Prospectus Supplement, the Seventh Prospectus Supplement, the Sixth Prospectus Supplement, the Fifth Prospectus Supplement, the Fourth Prospectus Supplement, the Third Prospectus Supplement, the Second Prospectus Supplement, the First Prospectus Supplement and this prospectus supplement, the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, with Ladenburg Thalmann & Co. Inc.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 20 of the Base Prospectus and the “Supplementary Risk Factors” sections beginning respectively on page 3 of this prospectus supplement and on page 5 of the Third Prospectus Supplement before investing.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET OFFERING”
From January 24, 2020 to November 18, 2020, we sold a total of 173,498 shares of common stock pursuant to the “at the market offering.” The net proceeds as a result of these sales of common stock were approximately $2.8 million after deducting commissions and fees.

RECENT DEVELOPMENTS

On November 19, 2020, we issued through a private placement 120,000 shares of our 6.60% Series B Term Preferred Stock due November 19, 2023 (the “Preferred Stock”) at a price of $24.40625 per share, raising approximately $2.9 million in gross proceeds. The offering was consummated pursuant to the terms of a purchase agreement (the “Purchase Agreement”) dated November 19, 2020 by and between the Company and the purchaser named therein (the “Purchaser”). The Purchase Agreement provided for the Preferred Stock to be issued to the Purchaser in a private placement in reliance on an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 4(a)(2) thereof and Regulation D thereunder. We relied upon this exemption from registration based in part on representations made by the Purchaser. The Preferred Stock has not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration. We intend to use the net proceeds from the issuance of the Preferred Stock to acquire investments in accordance with our investment objectives and strategies and for general working capital purposes. In connection with the issuance of the Preferred Stock, the Company’s Board of Directors declared three monthly cash dividends of $0.055, $0.1375 and $0.1375 per share of Preferred Stock for the months ending November 30, 2020, December 31, 2020 and January 31, 2021, respectively.

OCTOBER 2020 FINANCIAL UPDATE

On November 19, 2020 we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of October 31, 2020 is between $11.53 and $11.63. This estimate is not a comprehensive statement of our financial condition or results for the month ended October 31, 2020. This estimate did not undergo the Company’s typical quarter-end financial closing procedures and was not approved by the Company’s board of directors. We advise you that our NAV per share as of October 31, 2020, which will be reported in the audited financial statements included in our annual report on Form N-CSR, may differ materially from this estimate.

We believe that the COVID-19 pandemic presents material uncertainty and risks with respect to the underlying value of the Company’s investments, financial condition, results of operations and cash flows. Further, the operational and financial performance of the Company has been, and may continue to be, significantly impacted by the COVID-19 pandemic, which in turn has, and may continue to have, an impact the valuation of the Company’s investments. As a result, the fair value of the Company’s portfolio investments may be materially impacted after October 31, 2020 by circumstances and events that are not yet known. To the extent the Company’s portfolio investments are further adversely impacted by the effects of the COVID-19 pandemic, the Company may experience a material adverse impact on its future net investment income, the fair value of its portfolio investments, its financial condition and the financial condition of its portfolio investments.

The preliminary financial data included in this prospectus supplement has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

SUPPLEMENTARY RISK FACTORS

Investing in our common stock involves a number of significant risks. Before you invest in our common stock, you should be aware of various risks, including those described below and those set forth in the Third Prospectus Supplement and the Base Prospectus. You should carefully consider these risk factors, together with all of the other information included in the Prospectus, before you decide whether to make an investment in our common stock. The risks set out below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition, results of operations and cash flows could be materially and adversely affected. In such case, our net asset value and the trading price of our common stock could decline, and you may lose all or part of your investment. The risk factors described below, together with those set forth in the Third Prospectus Supplement and the Base Prospectus, are the principal risk factors associated with an investment in us as well as those factors generally associated with an investment company with investment objectives, investment policies, capital structure or trading markets similar to ours.

Historical data regarding our business, results of operations, financial condition and liquidity does not reflect the impact of the COVID-19 pandemic and related containment measures and therefore does not purport to be representative of our future performance.

The information included in the Prospectus, in our semi-annual report on Form N-CSR for the six months ended April 30, 2020, and in our other reports filed with the SEC, includes information regarding our business, results of operations, financial condition and liquidity as of dates and for periods before the impact of the COVID-19 pandemic and related containment measures (including quarantines and governmental orders requiring the closure of certain businesses, limiting travel, requiring that individuals stay at home or shelter in place and closing borders) and such historical information does not reflect the adverse impact of the pandemic and related containment measures on our business. Accordingly, investors are cautioned not to unduly rely on historical information regarding our business, results of operations, financial condition, or liquidity, as that data does not reflect the adverse impact of the COVID-19 pandemic and therefore does not purport to be representative of the future results of operations, financial condition, liquidity or other financial or operating results of us, or our business.

There is uncertainty surrounding potential legal, regulatory and policy changes by new presidential administrations in the United States that may directly affect financial institutions and the global economy.

The presidential election occurred on November 3, 2020.  Changes in federal policy, including tax policies, and at regulatory agencies that occur over time through policy and personnel changes following elections, could lead to changes involving the level of oversight and focus on the financial services industry or the tax rates paid by corporate entities. The nature, timing and economic and political effects of potential changes to the current legal and regulatory framework affecting financial institutions remain highly uncertain. Uncertainty surrounding future changes may adversely affect our operating environment and therefore our business, financial condition, results of operations and growth prospects.

Events outside of our control, including public health crises, have negatively affected and will continue to negatively affect our CLO investments and our results of operations.

Periods of market volatility may continue to occur in response to pandemics, such as the global COVID-19 pandemic, or other events outside of our control. These types of events have and will continue to adversely affect the Company's operating results. In December 2019, COVID-19, caused by a novel strain of the coronavirus, surfaced in Wuhan, China and continues to spread globally including in the United States. In March 2020, the outbreak of COVID-19 was recognized as a pandemic by the World Health Organization. Shortly thereafter, the President of the United States declared a National Emergency throughout the United States attributable to such outbreak. The outbreak has become increasingly widespread in the United States, including in the markets in which the Company operates. This outbreak has led and for an unknown period of time will continue to lead to disruptions in local, regional, national and global markets and economies affected thereby, including a recession and a steep increase in unemployment in the United States. In addition to the COVID-19 pandemic having adverse consequences for us and our investments in CLOs and their underlying collateral, those investments and their collateral have been and could continue to be, adversely impacted, including through quarantine measures and imposed travel restrictions. While the COVID-19 pandemic presents material uncertainty and risks, we believe that it is premature to determine the full magnitude of the impact to our operating results at this point. The impact on our results of operations will depend to a large extent on future developments and new information that may emerge regarding the duration of the COVID-19 pandemic and the actions taken by authorities and other entities to contain the COVID-19 pandemic or treat its impact, all of which are beyond our control. These impacts, the duration of which remains uncertain, have and will continue to adversely affect the Company's operating results.

While several countries, as well as certain states in the United States, have begun to lift public health restrictions with the view to reopening their economies, recurring COVID-19 outbreaks have led to the re-introduction of such restrictions in certain states in the United States and globally and could continue to lead to the re-introduction of such restrictions elsewhere. Health advisors warn that recurring COVID-19 outbreaks will continue if reopening is pursued too soon or in the wrong manner, which may lead to the re-introduction or continuation of certain public health restrictions (such as instituting quarantines, prohibitions on travel and the closure of offices, businesses, schools, retail stores and other public venues).

In addition to adverse United States domestic and global macroeconomic effects, including the adverse impacts on our investments, the COVID-19 pandemic has caused, and will continue to cause, a reduction in our ability to access capital through the capital markets, and has otherwise adversely impacted, and will continue to impact, the operation of our business. Many areas within the United States have imposed mandatory closures for businesses not deemed to be essential. These effects, individually or in the aggregate, have, and will continue to, adversely impact our business, financial condition, operating results and cash flows and such adverse impacts may be material. Any of the foregoing factors, or other cascading effects of the COVID-19 pandemic that are not currently foreseeable, will materially increase our costs, negatively impact our investment income and damage our results of operations and liquidity position, possibly to a significant degree. The duration of any such impacts cannot be predicted.